August 25, 2006

Mail Stop 4561

*By U.S. Mail and facsimile to (212) 969-2386*

Robert H. Joseph, Jr.
Senior Vice President and Chief Financial Officer
AllianceBernstein Holding L.P.
1345 Avenue of the Americas
New York, New York 10105


**Re:    AllianceBernstein Holding L.P.**
**Form 10-K filed February 24, 2006**
**File No. 001-09818**

Dear Mr. Joseph:


    We have completed our review of your Form 10-K as well as the Form 10-K of
AllianceBernstein LP., File Number 000-29961 and related filings.  We have no further
comments on either of these filings at this time.


                                Sincerely,


                                Donald A. Walker
                                Senior Assistant Chief Accountant